Tidal Royalty Corp.
161 Bay St., Suite 4010
 Toronto, ON

Canada M5J 2S1

November 29, 2018

Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-3628

Re:	Tidal Royalty Corp.
Registration Statement on Form 20-F
Filed on October 17, 2018
File No. 000-55992

Dear Ms. Livingston and Mr. Clampitt:

Set forth below are the responses of Tidal Royalty Corp., a British Columbia (Canada) corporation (“we” or the “Company”), to comments received (each a “Comment” and together the “Comments”) from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated November 14, 2018 with respect to the Company’s Registration Statement on Form 20-F initially filed with the Commission on October 17, 2018, File No. 000-55992 (the “Registration Statement”).  Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”).

Each response is prefaced by the text of the Staff’s corresponding Comment in bold text.  Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Registration Statement, as amended by the Amended Registration Statement.

Form 20-F

Risks Relating to the Cannabis Industry, page 5

1.                                      Please generally rework the risk factors in this subsection to discuss each separate risk in a separate risk factor streamlined to provide a minimum of background information and to concentrate on the risk addressed. You may provide a cross-reference to where the more detailed information is disclosed in the document. For example, in the first risk factor consider revising to concentrate on the risks of being unable to predict new risks and their impact in the highly regulated, evolving industry climate and discuss in separate risk factors the risks for regulation, competition, litigation, etc. In the second risk factor, reduce and streamline the nearly three pages of background information to focus readers on the risks of cannabis being illegal under U.S. federal law.

Response:

We acknowledge the Staff’s comment and, in response thereto, we have revised the “Risk Factors” section in Item 3, including the “Risks Relating to the Cannabis Industry” subsection, in the Amended Registration Statement to streamline the description of each risk factor. Where we have deleted background information in a risk factor, we have also addressed the Staff’s comment by adding in a cross reference to “Item 4 — Information on the Company — B. Business Overview — Effects of Government Regulations,” where such background information is provided.

2.                                      Please include a risk factor identifying the potential side effects of cannabis use, such as that it has been linked to the development of schizophrenia and other psychoses, an increase in symptoms for individuals with bipolar disorder, increased risk for the development of depressive disorders, impairment of learning, memory and attention capabilities, etc.

Response:

We acknowledge the Staff’s comment and, in response thereto, we have added a risk factor which addresses the risk identified by the Staff, titled “Cannabis use may increase the risk of serious adverse side effects which could subject the Company or its portfolio companies to product liability claims, regulatory action and litigation.”

3.                                      Please include a risk factor on the consequences of a portfolio company failing to comply with anticipated packaging, labeling and advertising restrictions on producers in the adult-use cannabis market.

Response:

We acknowledge the Staff’s comment and, in response thereto, we have added two risk factors to the Amended Registration Statement, which address different aspects of the risk identified by the Staff. The two risk factors are included in the subsection “Risks Related to the Cannabis Industry” and have the following headings:  “If our portfolio companies do not comply with applicable packaging, labeling and advertising restrictions on the sale of cannabis in the adult-use market, we could face increased costs, our reputation could be negatively affected and there could be a material adverse effect on our results of operations and financial condition” and “The products of our portfolio companies may become subject to product recalls, which could negatively impact our results of operations.”

4.                                      Also revise the risk factor headings to state the risk addressed. For example, without limitation:

•                                          in the second risk factor heading state the risk of cannabis being illegal under U.S. federal law;

•                                          in the third risk factor heading state the risk of anti-money laundering rules and limited access to traditional banking;

•                                          in the fifth risk factor heading state the risk of a ban on clearing trades; and

•                                          in the sixth risk factor heading state the risk of the business being subject to the variety of laws you set forth.

Response:

We acknowledge the Staff’s comment and, in response thereto, we have revised the headings throughout the “Risk Factors” section in Item 3 in the Amended Registration Statement in order to more clearly state the risk in the heading of each of the risk factors highlighted by the Staff.

5.                                      Please advise what consideration was given to including a risk factor that describes the risk to your business if you are deemed to be aiding and abetting illegal activities through the financing you provide, given that the possession and use of cannabis is illegal under Federal laws and regulations.

Response:

We acknowledge the Staff’s comment and, in response thereto, we have added references to the risks concerning aiding and abetting illegal activities to the “Risk Factors” section in Item 3 in the Amended Registration Statement titled “While certain U.S. states have enacted medical and/or adult-use cannabis legislation, cannabis continues to be illegal under U.S. federal law, which may subject us to regulatory or legal enforcement, litigation, increased costs and reputational harm” and “Losing access to traditional banking and the application of anti-money laundering rules and regulations to our business could have a significant effect on our ability to conclude financings and achieve returns.” In addition, we have added a new risk factor specifically disclosing this risk titled “As the possession and use of cannabis is illegal under the CSA, we may be deemed to be aiding and abetting illegal activities through the funding of our portfolio companies, and as such may be subject to enforcement actions which could materially and adversely affect our business.”

6.                                      Please revise the last four risk factors to be specific to the cannabis industry or move them to appear under a more appropriate heading such as your first, “Risks related to an investment in our Common Stock.”

Response:

We acknowledge the Staff’s comment and, in response thereto, we have moved the four risk factors identified by the Staff to the subsection titled “Risks Related to an Investment in our Common Stock.”

7.                                      We note the statement on page 5: “The Company’s funding of businesses involved in the medical and adult-use cannabis industry may be illegal under the applicable federal laws of the United States and other applicable law.” Please advise with a view towards additional disclosures or revision, the reasons for the uncertainty on whether financing cannabis businesses is illegal under federal or state law.

Response:

We acknowledge the Staff’s comment and, in response thereto, we have substantially revised the “Risk Factors” section in Item 3 relating to the cannabis industry. We have clarified the description of the risk factor titled “While certain U.S. states have enacted medical and/or adult-use cannabis legislation, cannabis continues to be illegal under U.S. federal law, which may subject us to regulatory or legal enforcement, litigation, increased costs and reputational harm” to ensure that there is no uncertainty that activities in the cannabis industry are currently illegal under U.S. federal law.

Risks Related to Royalties, page 10

8.                                      Please revise the subheadings to state clearly the specific risk addressed. For example only, in the first full risk factor on page 11, state the risk that interests of the company will not be aligned with those of third party owners/operators. In the third risk factor on page 11, state the risk of royalties not being honored by counterparties.

Response:

We acknowledge the Staff’s comment and, in response thereto, we have revised the “Risk Factors” section headings in Item 3 in the Amended Registration Statement in order to clearly state the specific risk addressed.

Financing Following the Change in Business, page 16

9.                                      Provide the staff with the following information relating to each of the non-brokered offerings: the sellers of the shares on behalf of the company and under what arrangements; whether any Form D’s were filed and if not, why; and, whether anyone receiving compensation, including finders’ fees, were affiliated with any officers and/or directors of the company.

Response:

In response to the Staff’s inquiries, we provide the following information: as the offerings were non-brokered, there were no arrangements with third-party sellers and the shares were sold by the Company itself.   The Company entered into agreements with various finders.   Forms 45-106F1 - Report of Exempt Distribution were filed in in respect of each of the private placements in compliance with Canadian securities laws. The Company filed a Form D (Acc-no: 0001052918-18-000235) in respect of our sale of securities on June 12, 2018 as there were U.S. purchasers in that offering (specifically, in the states of

Maryland and Tennessee). In total, there were three purchasers in the U.S. purchasing a total of CA$522,499.23 worth of common shares.

The following table outlines the finders and their agreements for each offering:

Non-Brokered Private Placement	Name of Finder	Terms of Finders Agreement
February 8, 2018	Delano Capital Corp.	Special Finder Units at 10% of the aggregate Units sold by the Finder with the same terms as the special warrants pursuant to the private placement.

March 1, 2018	Maroon Investments Corp.	Special Finder Units at 10% of the aggregate Units sold by the Finder with the same terms as the special warrants pursuant to the private placement.

April 30, 2018	Delano Capital Corp.	Special Finder Units at 10% of the aggregate Units sold by the Finder with the same terms as the special warrants pursuant to the private placement.

May 25, 2018	Maroon Investments Corp. 727 Capital Corp.	Special Finder Units at 10% of the aggregate Units sold by the Finder with the same terms as the special warrants pursuant to the private placement

June 12, 2018	2640914 Ontario Inc. Protea Global Funds Inc. Beacon Securities Limited PI Financial Corp. Haywood Securities Inc. Leede Jones Gable Inc. Canaccord Genuity Corp. StephenAvenue Securities Inc.	A finder’s fee in the amount of up to 6% cash and finders warrants of up to 6%. The Finder’s Warrant will be exercisable at a purchase price of $0.33 for a period of two years.

None of the finders were affiliated with any officers and/or directors of the Company.

Item 4. Information On The Company

Financing Following the Change of Business, page 16

10.                               We note your disclosure that, on February 2, 2018, the Company completed a non- brokered private placement of 59,370,000 special warrants and an additional 3,757,000 special warrants on pages 16 and F-32. This disclosure is not consistent with the disclosure appearing on page F-11 that this transaction was completed on February 8, 2018. Please revise as necessary.

Response:

We acknowledge the Staff’s comment and, in response thereto, we have corrected this reference to “February 8, 2018” in the Amended Registration Statement.

11.                               We note your disclosure that, on April 30, 2018, an additional 61,000 special warrants were issued as finders’ fees for the fair value of $61,000 charged to warrant issue costs, which is not consistent with the disclosure appearing on page F-11 that the fair value of the 1,220,000 in special finders’ warrants was calculated at $61,000. Please revise as necessary.

Response:

We acknowledge the Staff’s comment and, in response thereto, we have corrected this reference and updated the language to “1,220,000 special warrants” in the Amended Registration Statement.

12.                               Please revise the last sentence in the third paragraph to disclose that on August 31, 2018 the company converted the special warrants and special finders’ warrants into an equivalent number of units in the capital of the company to be consistent with the disclosure appearing on page F-32 under the title Note 11. Subsequent Events (c).

Response:

We acknowledge the Staff’s comment and, in response thereto, we note that the paragraph beginning with “On April 30, 2018…” following the heading “Financing Following the Change of Business” in the Amended Registration Statement has been updated accordingly.

13.                               Your disclosure on pages 16 and 23 that, on May 25, 2018, the Company issued 40,000,000 preferred common shares pursuant to the exercise of 40,000,000 preferred share units raising $4,000,000 is not consistent with the disclosure appearing on page F-13 that the company issued 40,000,000 Series 1 Convertible Preferred Share Units at $0.05 per Preferred Share Unit for gross proceeds of $2,000,000. Please revise as necessary.

Response:

We acknowledge the Staff’s comment and, in response thereto, we have corrected these mistaken references on page 16 to “units” and “$2,000,000” in the Amended Registration Statement. The disclosure on page 23 under the heading “Liquidity” has been substantially revised, given that our disclosure in the Amended Registration Statement reflects our audited financial statements for the years ended July 31, 2018, 2017 and 2016 (the “2018 Financial Statements”).

14.                               Your disclosure on pages 16, 23 and 40 that, on June 12, 2018, the Company issued a total of 5,182,365 finders’ warrants is not consistent with the disclosure appearing on page F- 13 that 5,159,765 finders’ warrants were issued. Please revise as necessary.

Response:

We acknowledge the Staff’s comment and, in response thereto, we note that the 2018 Financial Statements have been revised to reflect the fact that a total of 5,182,365 finder’s warrants were granted on June 12, 2018 (see Note 8 Share Capital under the heading Common Shares in the Amended Registration Statement).

Deal Assessment, Page 17

15.                               Please expand to further disclose your “comprehensive due diligence process” and “scorecard metrics” used to assess financing opportunities.

Response:

We acknowledge the Staff’s comment and, in response thereto, we have expanded the disclosure regarding our due diligence process and scorecard metrics in the disclosure following the heading “Deal Assessment.”

16.                               Expand the disclosure on obtaining security against the portfolio company’s assets to illustrate and describe how this generally functions to mitigate transaction risks.

Response:

We acknowledge the Staff’s comment and, in response thereto, we have expanded the disclosure regarding our obtaining security in the disclosure following the heading “Deal Assessment.”

Item 4. Information On The Company

Portfolio, page 18

17.                               Disclose each of your portfolio companies or consummated royalty transactions or state clearly that Diem is currently the only such company. For Diem, clarify when the royalty starts.

Response:

We acknowledge the Staff’s comment and, in response thereto, we have provided under the heading “Portfolio” that, as of the date of the Amended Registration Statement, our portfolio companies are Diem (as defined in the Amended Registration Statement) and Harborside (as defined in the Amended Registration Statement).

18.                               Please expand the disclosure on the Diem Relationship to disclose whether any of the US$12.5 million has been deployed and, if so, what specific items of development or operations were financed. Please generally explain the state of progress on the cultivation and processing facility and dispensaries. Disclose the timeline and milestones for this financing.

Response:

We acknowledge the Staff’s comment and, in response thereto, we have expanded the disclosure on the Company’s relationship with Diem (as defined in the Amended Registration Statement) under the heading “Portfolio.”

Portfolio, page 18

19.                               Revise this section to update as of the most recent practicable date.

Response:

We acknowledge the Staff’s comment and, in response thereto, we have updated the disclosure on the Company’s financing activities under the heading “Portfolio” as of November 23, 2018.

Item 5. Operating And Financial Review And Prospects

B. Liquidity and Capital Resources

Liquidity, page 23

20.                               We note your disclosure on page 23 that, during the period ended July 31, 2018, the Company issued 5,050,000 common shares pursuant to the exercise of 5,050,000 warrants for proceeds of $252,500. Please expand the disclosure to provide a detailed listing of these transactions, including the date of issuance, to whom they were issued, and the amounts and fair values of common shares issued.

Also, please reconcile with the disclosure on page F-33 that the Company issued an aggregate of 12,700,000 common shares from the exercise of warrants for gross proceeds of $635,000.

Response:

We acknowledge the Staff’s comment and, in response thereto, we have provided a detailed listing of warrant exercises subsequent to year-end in the “Liquidity and Capital Resource” section of the 2018 Financial Statements. The issuance of 12,700,000 warrants raising gross proceeds of $252,500 reflects activity through October 30, 2018, which is the date of the report of the Company’s auditors. The difference arises as a result of subsequent issuances after the audit report date.

Directors and Senior Management, page 25

21.                               Please expand the business background of each listed person to clarify their recent business experience and specific employment, including dates. Please also disclose any principal business activities performed outside the Company. See Item 6 of Form 20-F.

Response:

We acknowledge the Staff’s comment and, in response thereto, we have revised the biographic disclosure under “Item 6 — Directors, Senior Management and Employees — A. Directors and Senior Management” in the Amended Registration Statement.

Item 6. Directors, Senior Management and Employees

Compensation, page 28

22.                               Please expand the Summary Compensation Table to update for 2018, the last full financial year. See Item 6.B of Form 20-F and reconcile with the tabular disclosure on page 37.

Response:

We acknowledge the Staff’s comment and, in response thereto, we have updated the disclosure set out in the “Summary Compensation Table” under the heading of the same name.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Financial Statements

(b), page 38

23.                               Please revise the references to the consolidated statements of changes in equity throughout the document relating to the years ended July 31, 2017 and 2016 to refer to the consolidated statements of changes in deficiency.

Response:

We acknowledge the Staff’s comment and, in response thereto, we have revised references to “consolidated statements of changes in equity” throughout the Amended Registration Statement to “consolidated statements of changes in equity (deficiency),” which references now refer to the 2018 Financial Statements.

Item 9. The Offer And Listing

A. Offer and Listing Details - Price History

Trading Markets, page 38

24.                               Your disclosure on page 38 that the Company’s common shares began trading on the OTC Markets from the period beginning on July 12, 2018 is not consistent with the disclosure appearing on page 15 that on July 16, 2018 the Company’s common shares began trading on the OTC Markets under the symbol “TDRYF”. Please revise as necessary.

Response:

We acknowledge the Staff’s comment and, in response thereto, we have corrected this reference to “July 12” in the Amended Registration Statement.

Common Shares, page 39

25.                               Due to the increase in common shares from April 30, 2018 to October 1, 2018, please provide a reconciliation of common shares during these periods. Please provide the following details surrounding these transactions (date of issuance, to whom they were issued, and the amounts and fair values of common shares issued).

Response:

We acknowledge the Staff’s comment and, in response thereto, we have added a table reconciling the common share activity from April 30, 2018 to November 23, 2018 in the Amended Registration Statement under the heading “Common Shares.”

A. Share Capital

Warrants, page 40

26.                               The Company has outstanding warrants to purchase common shares in the amounts of 58,697,000, 50,112,000 and 11,690,000 at October 1, 2018. Please revise your next amendment to provide a reconciliation of warrants from April 30, 2018 to October 1, 2018 to include the nature of these transactions by date including the amounts and fair values of warrants issued and to whom.

Response:

We acknowledge the Staff’s comment and, in response thereto, we have added a table reconciling the warrant activity from April 30, 2018 to November 23, 2018 in the Amended Registration Statement under the heading “Warrants.”

Item 10. Additional Information

G. Statement by Experts, page 50

27.                               We note that the address of the Company’s chartered professional accountants’ on page 50 is not consistent with the address appearing on the letterhead on the Report Of Independent Registered Public Accounting Firm on page F-15. Please revise as necessary.

Response:

We acknowledge the Staff’s comment and, in response thereto, we note that Manning Elliott LLP moved offices on October 12, 2018 and are now located at 1700-1030 W. Georgia St., Vancouver, BC V6E 2Y3. The correct address for Manning Elliott LLP is reflected in the Amended Registration Statement.

Item 19. Exhibits, page 53

28.                               Please file the independent contractor agreements with Messrs. Rosen, Linde and Livesley-James or advise of the basis for not filing these agreements.

Response:

We acknowledge the Staff’s comment and, in response thereto, we note that the agreement with Mr. Rosen is, and the agreement with Mr. Livesley-James was, verbal in nature. The material terms of these agreements are disclosed in the Amended Registration Statement, in the section titled “Employment and Independent Contractor Agreements” included in Item 6.B.

The agreement with Mr. van der Linde has been filed as Exhibit 10.1 to the Amended Registration Statement.

29.                               Please file the definitive agreement with Diem and the binding letter of intent with AltMed and CannaRoyalty or advise of the basis for not filing.

Response:

We acknowledge the Staff’s comment and, in response thereto, we would note that further to the definition of “Material Contract” per Item 601(b)(10) of Regulation S-K, the definitive agreement with Diem Cannabis and the binding letter of intent with CannaRoyalty Corp. (now d/b/a Origin House) ordinarily accompanies the kind of business conducted by the Company. This also applies to the binding letter of intent entered into by the Company and Lighthouse Strategies, LLC (“Lighthouse”) announced on November 5, 2018 and the non-binding memorandum of understanding and subscription agreement entered into by the Company and FLRish, Inc. (d/b/a Harborside) announced on November 15, 2018.

The Company understands that a contract made in the ordinary course of business may nevertheless be required to be filed if it is one upon which the Company’s business is substantially dependent. While the size of the Company’s portfolio is still relatively small, this is a consequence of the early stage of the Company’s business and, as the Company’s business and size of its portfolio continues to grow, the relative significance of the Company’s existing portfolio companies will be proportionately reduced. As such, while Diem Cannabis and Lighthouse are each one (or 50%) of the Company’s two portfolio companies, the Company is not substantially dependent on the agreements with either of these portfolio companies as evidenced by the fact that (i) the Company currently has $33,904,759 in cash and cash equivalents on-hand to deploy in additional financing transactions and for working capital purposes; (ii) the agreements with Diem Cannabis and Lighthouse are not expected to generate returns to the Company in the near term; and (iii) the Company expects to close additional financing arrangements, and raise additional capital to deploy in additional financing arrangements, in the near term, as referenced in the section titled “Portfolio” in Item 4.B of the Amended Registration Statement.

Exhibit 13.1

Certificate of Principal Executive Officer and Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, page 54

30.                               We note that the certification was not signed by the Company’s principal financial officer. Please file a new certificate also signed by Theo van der Linde.

Response:

We acknowledge the Staff’s comment and, in response thereto, the Section 906 certificate of the Sarbanes-Oxley Act of 2002, executed by the company’s Chief Financial Officer (Mr. Theo van der Linde), has been filed as Exhibit 13.2 to the Amended Registration Statement.

Exhibit 15.1

Consent of Manning Elliott, page 53

31.                               We note that the consent of Manning Elliott LLP is dated October 16, 2018 and that it refers to the incorrect date of the audit opinion as October 16, 2018. Please file a currently dated consent of your independent registered public accounting firm.

Response:

We acknowledge the Staff’s comment and, in response thereto, the Amended Registration Statement contains a correctly dated consent.

Consolidated Interim Statements of Financial Position, page F-1

32.                               Please revise the reference to Subsequent Events (Note 10) to refer to Note 9 in your next amendment.

Response:

We acknowledge the Staff’s comment and, in response thereto, we note that the reference to “Subsequent Events” has been updated in the 2018 Financial Statements to refer to “(Note 14)”.

33.                               Please revise ‘Accounts payable and accrued liabilities’ on the face of the Condensed Interim Statements of Financial Position to include the correct amount. You currently include a balance of CAD 666,877 on F-2 and CAD 691,877 on page 3.

Response:

We acknowledge the Staff’s comment and, in response thereto, we note that the correct amount of ‘Accounts payable and accrued liabilities’ is reflected in the 2018 financial statements as $311,357 as at July 31, 2018 and $105,225 as at July 31, 2017 on both the face page and in Note 5 Accounts Payable and Accrued Liabilities, as well as $206,132 for the year ended July 31, 2018 and $47,838 for the year ended July 31, 2017 in the Statements of Cash Flows.

Notes to Condensed Interim Financial Statements, page F-6

34.                               Please include a footnote and accounting policy for amounts receivable in your next amendment.  Please also include a rollforward of the allowance for amounts receivable.

Response:

We acknowledge the Staff’s comment and, in response thereto, the Amended Registration Statement has been updated to include the 2018 Financial Statements, which renames the line item from “amounts receivable” to “sales tax receivable” and includes Note 3(c)(i) that sets out the accounting policy that addresses the allowance. As there is no allowance recorded for the 2017 and 2018 fiscal years, there is no amount to roll forward.

*****

Please direct any questions that you have with respect to the foregoing to Stefania Zilinskas of Tidal Royalty Corp. at (647) 267-0555 or Stephen Morrissey of Duane Morris LLP at (215) 979-1267.

Sincerely,

Tidal Royalty Corp.

By:	/s/ Stefania Zilinskas
Name: Stefania Zilinskas
Title: General Counsel